Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

September 16, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Kimber Resources Inc. Application for Withdrawal on Form RW pursuant to Rule 477 of the United States Securities Act of 1933, as amended, of the Registration Statement on Form F-3 SEC File No. 333-186130

Dear Sir or Madam:

Pursuant to Rule 477(a) and (c) and Rule 478 of the United States Securities Act of 1933, as amended, Kimber Resources Inc., a corporation organized under the laws of British Columbia, Canada (“Kimber”), hereby requests the immediate withdrawal of Kimber’s registration statement on Form F-3, filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on January 22, 2013 (together with the exhibits and amendments thereto, the “Registration Statement”). Kimber requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been or will be sold under the Registration Statement and Kimber acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

On September 14, 2013, as part of Kimber’s strategic planning, the board of directors of Kimber (the “Board”) determined that it would be in the best interests of Kimber and its shareholders that Kimber deregister its shares of common stock under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). In reaching this decision the Board considered, among many things:

the ongoing direct and indirect costs of Exchange Act compliance and the disproportionate impact of the foregoing costs on the Kimber’s results of operations;

the significant burden on Kimber’s management involved in the preparation of Kimber’s public reports and compliance with accounting and other requirements of the Exchange Act; and

the limited benefits to Kimber and its shareholders from Kimber’s status as a “reporting company” in light of, among other things, the fact that the price of the shares of the Kimber’s common stock (the “Common Shares”) has

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been extremely low and the Common Shares have had limited liquidity in recent periods.

Kimber’s Board and management have determined that all of the outstanding Common Shares are held of record by fewer than 300 persons as defined by Exchange Act Rule 12g5-1. Kimber has previously filed a Form 25 on July 22, 2013 to terminate the registration of the Common Shares under Section 12(b) of the Exchange Act. Kimber intends to file a Form 15 to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act pursuant to Exchange Act Rule 12g-4(a)(1), and suspend its SEC reporting obligations under Section 15(d) of the Exchange Act pursuant to Exchange Act Rule 12h-3(b)(1)(i).

If you have any questions regarding this application for withdrawal, please contact Michael L. Weiner or Anthony W. Epps of Dorsey & Whitney LLP, special United States counsel to Kimber at (303) 352-1156 or (303) 352-1109, respectively.

Sincerely,

Kimber Resources Inc.
By ”Gordon Cummings”

Gordon Cummings
Chief Executive Officer